PACIFIC BOOKER MINERALS INC.

FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

FOR THE NINE MONTH PERIOD ENDED

OCTOBER 31, 2006

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company disclosed that its auditors have not reviewed the unaudited financial statements for the period ended October 31, 2006.

PACIFIC BOOKER MINERALS INC.

BALANCE SHEETS

(Unaudited - Prepared by Management)

	October 31, 2006	January 31, 2006

ASSETS
Current
Cash and cash equivalents	$4,686,115	$ 384,746
Receivables	80,581	38,196
Exploration advances	-	89,013
Prepaids and deposits	96,596	20,359

	4,863,292	532,314

Mineral property interests	4,832,500	4,832,500
Deferred exploration costs	8,768,526	7,137,683
Property and equipment	48,620	54,564
Reclamation deposits	118,600	118,600

	$18,631,538	$12,675,661

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$ 414,438	$ 485,562
Amounts owing to related parties	25,880	35,513

	440,318	521,075

Long term liabilities	-	1,500,000

	440,318	2,021,075

Shareholders’ equity
Capital stock	31,885,179	23,482,104
Share subscriptions received	-	280,000
Contributed surplus	1,028,086	630,671
Deficit	(14,722,045)	(13,738,189)

	18,191,220	10,654,586

	$18,631,538	$12,675,661

Nature and continuance of operations (Note 1)

Contingency (Note 12)

On behalf of the Board:

“Gregory R. Anderson”	“Ruth Swan”
Gregory R. Anderson, CEO/Director	Ruth Swan, CFO

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited - Prepared by Management)

	Three Month	Three Month	Nine Month	Nine Month
	Period Ended	Period Ended	Period Ended	Period Ended
	October 31,	October 31,	October 31,	October 31,
	2006	2005	2006	2005

ADMINISTRATION EXPENSES
Amortization	$ 3,585	$ 3,388	$ 10,755	$ 5,385
Consulting fees	4,344	14,338	6,469	64,596
Directors fees	3,000	-	10,500	-
Filing and transfer agent fees	9,150	964	60,051	21,933
Foreign exchange loss(gain)	3,378	8,814	45,075	22,583
Investor relations fees	72,517	43,701	247,840	116,765
Office and miscellaneous	15,289	16,789	62,462	36,528
Office rent	17,349	14,056	50,485	43,619
Professional fees	17,068	11,950	75,241	51,587
Salaries and benefits	-	1,059	3,114	11,501
Shareholder information and promotion	9,868	4,486	105,752	19,352
Stock-based compensation	116,241	108,835	397,415	309,386
Telephone	3,891	4,465	12,337	11,432
Travel	5,372	8,836	41,621	28,558
Gain on settlement of debt	(50,000)	-	(50,000)	-

Loss before other income	231,052	241,681	1,079,117	743,225

Interest income	(46,026)	(6,032)	(95,261)	(10,025)

Loss for the period	185,026	235,649	983,856	733,200

Deficit, beginning of period	14,537,019	5,352,467	13,738,189	4,854,916

Deficit, end of period	$ 14,722,045	$ 5,588,116	$ 14,722,045	$ 5,588,116

Loss per share	$ 0.02	$ 0.04	$ 0.12	$ 0.12

Weighted average number of common shares outstanding	8,700,211	6,281,789	7,928,750	6,238,833

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF CASH FLOWS

(Unaudited - Prepared by Management)

	Three Month	Three Month	Nine Month	Nine Month
	Period Ended	Period Ended	Period Ended	Period Ended
	October 31,	October 31,	October 31,	October 31,
	2006	2005	2006	2005

CASH FLOW FROM OPERATING ACTIVITIES
Loss for the period	$ (185,026)	$ (235,649)	$ (983,856)	$ (733,200)
Item not affecting cash:
Amortization	3,585	3,388	10,755	5,385
Loss on asset disposal	-	-	4,253	-
Stock-based compensation	116,241	108,835	397,415	309,386
Changes in non-working capital items:
(Increase)decrease in receivable	(36,981)	102,054	(42,385)	88,824
(Increase)decrease in prepaids and deposits	(56,487)	12,517	(76,237)	(10,264)
Increase(decrease) in accounts payable and accrued liabilities	168,379	(39,743)	(289,959)	53,036
Increase(decrease) in accounts payable to related parties	(6,556)	(20,525)	(14,245)	9,293

Net cash provided by (used in)operating activities	3,155	(69,123)	(994,259)	(277,540)

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral property interests and deferred exploration costs (net of recovery)	(450,667)	(254,744)	(1,315,792)	(859,968)
Reclamation deposits	-	(46,100)	-	(46,100)
Capital assets additions	-	(15,593)	(11,655)	(25,888)

Net cash used in investing activities	(450,667)	(316,437)	(1,327,447)	(931,956)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of capital stock	350,625	-	8,123,075	371,425
Share subscriptions	-	1,184,800	-	1,575,600
Obligations under long term debt	(1,500,000)	(1,000,000)	(1,500,000)	(1,000,000)

Net cash provided by financing activities	(1,149,375)	184,800	6,623,075	947,025

Change in cash and cash equivalents during the period	(1,596,887)	(200,760)	4,301,369	(262,471)

Cash and cash equivalents, beginning of period	6,283,002	382,043	384,746	443,754

Cash and cash equivalents, end of period	$ 4,686,115	$ 181,283	$ 4,686,115	$ 181,283

Supplemental disclosures with respect to cash flows (Note 10)

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2006

1.	BASIS OF PRESENTATION

The financial statements contained herein include the accounts of Pacific Booker Minerals Inc. (the “Company”).

The interim period financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year.  The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements.  Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted.  These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company’s latest annual report.  In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

The ability of the Company to realize the costs it has incurred to date on its properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the mineral property interest.  To date, the Company has not earned significant revenues and is considered to be in the exploration stage

These financial statements have been prepared assuming the Company will continue on a going-concern basis.  The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing.  Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs.  In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet is obligations.  Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the balance sheets.

	October 31, 2006	January 31, 2006

Working capital	$ 4,422,974	$ 11,239
Deficit	(14,722,045)	(13,738,189)

 PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2006

2.	SIGNIFICANT ACCOUNTING POLICIES

Mineral property interests and deferred exploration costs

The Company records mineral property interests, which consist of the right to explore for mineral deposits, at cost.  The Company records deferred exploration costs, which consist of costs attributable to the exploration of mineral property interests, at cost.  All direct and indirect costs relating to the acquisition and exploration of these mineral property interests are capitalized on the basis of specific claim blocks until the mineral property interests to which they relate are placed into production, the mineral property interests are disposed of through sale or where management has determined there to be an impairment.  If a mineral property interest is abandoned, the mineral property interests and deferred exploration costs will be written off to operations in the period of abandonment.

On an ongoing basis, the capitalized costs are reviewed on a property-by-property basis to consider if there is any impairment on the subject mineral property interest.  Management’s determination for the impairment is based on: i) whether the Company’s exploration programs on the mineral property interests have significantly changed, such that previously identified resource targets are no longer being pursued;  ii) whether exploration results to date are promising and whether additional exploration work is being planned in the foreseeable future; or  iii) whether remaining lease terms are insufficient to conduct necessary studies or exploration work.

The recorded cost of mineral property interests and deferred exploration costs is based on cash paid and the value of share consideration issued for mineral property interest acquisitions and exploration costs incurred. The recorded amount may not reflect recoverable value as this will be dependent on future development programs, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Cost recoveries consist of mining tax credits from the Province of British Columbia.  Claims for tax credits are accrued upon the Company attaining reasonable assurance of collection from the Canada Revenue Agency and from the Province of British Columbia.  As at October 31, 2006 and January 31, 2006, cost recoveries related solely to the Morrison claims and are recorded as a cost recovery of deferred exploration costs.

Asset retirement obligation

CICA Handbook Section 3110 “Asset Retirement Obligations” is effective for years beginning on or after January 1, 2004.  This standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset.  A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset.  The Company has determined that there are no asset retirement obligations at October 31, 2006.

Stock-based compensation

The Company grants options in accordance with the policies of the TSX Venture Exchange (“TSX-V”) and the company’s stock option plan.  The fair value of stock options granted is determined using the Black-Scholes option pricing model and recorded as stock-based compensation expense over the vesting period of the stock options.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2006

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year.  The weighted average number of common shares outstanding for the period ended October 31, 2006 do not include the 2,259,680 (2005 – 1,075,530) warrants outstanding and the 1,417,000 (2005 – 1,235,000) stock options outstanding.

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

Comparative figures

Certain of the prior periods’ comparative figures have been reclassified to conform to the financial statement presentation adopted in the current period.

3.	MINERAL PROPERTY INTERESTS

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral claims.  The Company has investigated title to all of its mineral property interests and, to the best of its knowledge, title to all of its interests are in good standing.  The mineral property interests in which the Company has committed to earn an interest are located in Canada.

	Balance		Balance
	January 31,		October 31,
	2006	Additions	2006
Canada
Morrison claims	$ 4,832,500	$ -	$ 4,832,500

	$ 4,832,500	$ -	$ 4,832,500

Hearne Hill claims

The Company holds a 100% interest in the Hearne Hill claims located in the Omineca District of the Province of British Columbia (“B.C.”).   The Company earned its 100% interest through an option agreement and is required to pay advance royalty payments of $100,000 per annum. The royalty payments may offset any net smelter royalty obligations.  The optionor retains a 4% net smelter returns ("NSR") royalty which may be acquired by the Company for a cash payment of $2,000,000.  During the year ended January 31, 2006, management decided to write off the property to operations.  The Hearne Hill claims are currently subject to a legal claim (Note 12).

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2006

3.	MINERAL PROPERTY INTERESTS (cont’d...)

Morrison claims

During the year ended January 31, 1998, the Company signed a letter of agreement with Falconbridge Limited (formerly Noranda Mining and Exploration Inc.) ("Falconbridge") pertaining to an option agreement for the Morrison claims adjacent to the Company’s 100% interest in the Hearne Hill claims in the Omineca District of B.C.

Under the terms of the agreement, the Company may earn a 50% interest in the Morrison claims by incurring exploration costs of $2,600,000 over a period of five years and delivering a bankable feasibility study.  As part of the exploration costs, it was agreed that the Company could charge 15% of eligible exploration costs incurred each year as an overhead fee.  To date the Company has complied with the terms of the agreement in regards to exploration costs, and is now in the process of complying with the delivery of a bankable feasibility study.

On April 19, 2004, the Company and Falconbridge amended the original agreement whereby Falconbridge agreed to sell its remaining 50% interest to the Company such that the Company would have a 100% interest in the Morrison claims.  In order to obtain the remaining 50% interest, the Company agreed to:

i)

on or before June 19, 2004, pay $1,000,000 to Falconbridge(paid), issue 250,000 common shares to Falconbridge (issued) and issue 250,000 share purchase warrants to Falconbridge exercisable at $4.05 per share until June 5, 2006 (issued).

	ii)	pay $1,000,000 to Falconbridge on or before October 19, 2005 (paid);

	iii)	pay $1,500,000 to Falconbridge on or before April 19, 2007 (paid); and

	iv)	issue 250,000 common shares to Falconbridge on or before commencement of commercial production.

In the event the trading price of the Company’s common shares is below $4.00 per share, the Company is obligated to pay, in cash, the difference between $1,000,000 and the average trading price which is less than $4.00 per share multiplied by 250,000 common shares.

The Company accrued the amounts per items ii) and iii) above as the agreement with Falconbridge stipulates that to ensure that Falconbridge will receive full payment for the mineral claims, the Company has agreed to execute a re-transfer of its 100% interest to Falconbridge if the Company fails to comply with the terms of the agreement.  This transfer is held by a mutually acceptable third party.

The Company has also acquired a 100% interest in certain mineral claims adjacent to the Morrison claims, subject to 1.5% NSR royalty.

On January 7, 2005, the Company signed an agreement to acquire an option for a 100% interest in additional claims in the Omineca District of B.C.  As consideration, the Company issued 45,000 common shares at a value of $180,000.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2006

4.	DEFERRED EXPLORATION COSTS

	Three Month	Three Month	Nine Month	Nine Month
	Period Ended	Period Ended	Period Ended	Period Ended
	October 31,	October 31,	October 31,	October 31,
	2006	2005	2006	2005

Hearne Hill claims
Staking/Recording	$ -	$ 990	$ -	$ 990
Amortization	-	64	-	193
	-	1,054	-	1,183

Morrison claims
Exploration
Geological and geophysical	1,140	7,408	1,140	7,408
Camp and general	4,500	25,186	13,500	58,233
Subcontracts and labour	-	29,645	-	49,057
Assay	-	-	1,400	222
Travel	38	5,204	38	11,216
Staking/Recording	1,632	1,011	7,048	1,011
Amortization	863	456	2,591	1,367
Community Consultation
Geological and geophysical	-	204	255	211
Supplies and general	-	-	-	133
Subcontracts and labour	750	8,781	14,062	16,907
Travel	25	-	7,616	173
Promotion/Education	-	-	10,067	-
Environmental
Geological and geophysical	240	1,080	80,490	21,759
Supplies and general	26,984	391	39,113	4,884
Subcontracts and labour	16,081	21,136	44,377	43,025
Assay	10,447	615	32,508	8,722
Travel	-	416	2,194	1,450
Geotechnical/Hydrological
Geological and geophysical	12,729	-	155,943	16,908
Supplies and general	-	578	385	2,044
Subcontracts and labour	-	2,002	-	4,488
Assay	-	-	-	2,179
Travel	-	-	-	53
Metallurgical
Geological and geophysical	-	53,609	16,410	133,623
Scoping/Feasibility study
Geological and geophysical	262,503	70,697	459,800	120,162
Drilling	-	-	404,416	173,338
Supplies and general	(4,256)	798	112,285	49,192
Subcontracts and labour	54,082	26,644	194,147	120,626
Assay	-	-	13,692	6,502
Travel	6,637	591	17,366	7,694
	394,395	256,452	1,630,843	862,587

~continued~

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2006

4.	DEFERRED EXPLORATION COSTS (cont’d…)

	Three Month	Three Month	Nine Month	Nine Month
	Period Ended	Period Ended	Period Ended	Period Ended
	October 31,	October 31,	October 31,	October 31,
	2006	2005	2006	2005
~continued~

Total costs for the period	394,395	257,506	1,630,843	863,770

Cost recovery adjustment	-	(2,242)	-	(2,242)

Net costs for the period	394,395	255,264	1,630,843	861,528

Balance, beginning of period	8,374,131	12,980,092	7,137,683	12,373,828

Balance, end of period	$ 8,768,526	$ 13,235,356	$ 8,768,526	$ 13,235,356

5.	PROPERTY AND EQUIPMENT

October 31, 2006	January 31, 2006

	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Trailers	$ 25,000	$ 24,535	$ 465	$ 25,000	$ 24,400	$ 600
Automobile	12,840	4,382	8,458	37,521	22,354	15,167
Office furniture and equipment	50,528	33,100	17,428	50,528	30,024	20,504
Computer equipment	51,467	29,198	22,269	39,812	21,519	18,293

	$ 139,835	$ 91,215	$ 48,620	$ 152,861	$ 98,297	$ 54,564

6.	AMOUNTS OWING TO RELATED PARTIES

Amounts owing to directors and former directors consists of services rendered of $25,880 ( 2005 - $25,246). These amounts are non-interest bearing, unsecured and have no fixed terms of repayment.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2006

7.	LONG TERM LIABILITIES

	October 31,	January 31,
	2006	2006

Due to Falconbridge, non-interest bearing, secured by title to related mineral property interest and payable in the following installments: $1,000,000 by October 19, 2005(paid) and $1,500,000 by April 19, 2007(paid)	$ -	$ 1,500,000

Current portion of long term liabilities	-	-

Long term liabilities	$ -	$ 1,500,000

8.	CAPITAL STOCK

a)

In April 2006, the Company issued 970,200 units for total proceeds of $3,880,800 of which $280,000 was received prior to January 31, 2006.  Each unit is comprised of one common share and one share purchase warrant.  Each share purchase warrant will entitle the holder to purchase an additional common share at a price of $4.50 per share on or before April 11, 2008.

b)

In July 2006, the Company issued 500,000 units for total proceeds of $2,500,000.  Each unit is comprised of one common share and one share purchase warrant.  Each share purchase warrant will entitle the holder to purchase an additional common share at a price of $6.00 per share on or before July 28, 2008.

c)	In May 2006, the Company issued 7,000 common shares at a price of $5.00 per share on exercise of options for total proceeds of $35,000.

d)	In April 2006, the Company issued 2,000 common shares at a price of $4.50 per share on exercise of warrants for total proceeds of $9,000.

e)	In April 2006, the Company issued 36,000 common shares at a price of $4.15 per share on exercise of warrants for total proceeds of $149,400.

f)	In May 2006, the Company issued 175,000 common shares at a price of $4.05 per share on exercise of warrants for total proceeds of $708,750.

g)	In June 2006, the Company issued 85,000 common shares at a price of $4.05 per share on exercise of warrants for total proceeds of $344,250.

h)	In July 2006, the Company issued 105,000 common shares at a price of $4.05 per share on exercise of warrants for total proceeds of $425,250.

i)	In October 2006, the Company issued 82,500 common shares at a price of $4.25 per share on exercise of warrants for total proceeds of $350,625.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2006

8.	CAPITAL STOCK (cont’d...)

Stock options

On June 27, 2006, the Company granted 216,000 stock options at an exercise price of $5.25 for a period of five years.

On April 20, 2006, the Company granted 105,000 stock options at an exercise price of $6.20 for a period of five years.

On October 4, 2005, the Company granted 635,000 stock options at an exercise price of $4.00 for a period of five years.

The following stock options were outstanding and exercisable at October 31, 2006:

Number of Shares	Exercise Price	Expiry Date

293,000	$ 5.00	July 2, 2007
290,000	$ 3.87	October 13, 2009
523,000	$ 4.00	October 4, 2010
95,000	$ 6.20	April 20, 2011
216,000	$ 5.25	June 27, 2011

Stock-based compensation

The fair value of stock options granted during the period ended October 31, 2006 was $538,154 (2005 – $492,722) which will be recognized as stock-based compensation over their vesting periods.

Total stock-based compensation recognized during the period ended October 31, 2006 was $397,415 (2005 – $309,386) which has been recorded in the statements of operations as stock-based compensation with corresponding contributed surplus recorded in shareholders' equity.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted during the year:

	June 27, 2006	April 20, 2006	January 31, 2006

Risk-free interest rate	4.45%	4.19%	3.34%
Expected life of options	2 years	2 years	2 years
Annualized volatility	57.17%	31.18%	31.02%
Dividends	0.00%	0.00%	0.00%

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2006

8.	CAPITAL STOCK (cont’d...)

Warrants

The following share purchase warrants were outstanding and exercisable at October 31, 2006:

Number of Warrants	Exercise Price	Expiry Date

41,030	$ 4.15	January 7, 2007
228,000	$ 4.15	March 11, 2007
520,450	$ 4.00	December 2, 2007
970,200	$ 4.50	April 11, 2008
500,000	$ 6.00	July 28, 2008

9.	RELATED PARTY TRANSACTIONS

For the nine month period ended October 31, 2006:

	a)	The Company paid or accrued $91,200 (2005 - $23,862) to a director for investor relations activities.

	b)	The Company paid or accrued $87,500 (2005 - $58,500) to a director for investor relations activities.

c)

The Company paid or accrued $57,550 (2005 - $22,750) to a director for project management services which have been capitalized to subcontracts on the Morrison claims.  In addition, the Company paid $ nil (2005 - $1,375) to this director for general consulting services in relation to activities not related to exploration.

	d)	The Company paid or accrued $13,520 (2005 - $ nil) to the spouse of a director for administrative assistant services which have been capitalized to subcontracts on the Morrison claims.

	e)	The Company paid $22,538 (2005 - $nil) to an officer of the company for accounting and management services.

f)

The Company paid $ nil (2005 - $2,400) to a former director for consulting services which have been capitalized to subcontracts on the Morrison/Hearne Hill claims.  In addition, the Company paid $ nil (2005 - $17,520) to this former director for general consulting services in relation to activities not related to exploration.

g)

The Company paid $ nil (2005 - $13,000) to a company controlled by a former common director for engineering consulting which was capitalized to subcontracts on the Morrison/Hearne Hill claims.  In addition, the Company paid $ nil (2005 - $12,800) to this company controlled by a former common director for consulting services in relation to activities not related to exploration.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2006

9.	RELATED PARTY TRANSACTIONS (cont’d…)

h)

The Company paid $ nil (2005 - $6,000) to a former director for consulting services which have been capitalized to subcontracts on the Morrison/Hearne Hill claims.  In addition, the Company paid $ nil (2005 - $17,200) to this former director for general consulting services in relation to activities not related to exploration.

	i)	The Company paid $ nil (2005 - $3,800) to an accounting firm in which a partner was a former director of the Company.

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

The significant non-cash transactions for the nine month period ended October 31, 2006 were as follows:

a)	The Company completed a private placement of 970,200 units for total proceeds of $3,880,800, of which $280,000 was received prior to January 31, 2006.

b)	The Company recorded $218,835 of deferred exploration expense as accounts payable and $4,612 of deferred exploration expense as owing to related parties.

c)	The Company recorded $2,591 of amortization expense on property and equipment as deferred exploration costs.

d)	The Company expended exploration advances of $89,013 to deferred exploration costs.

The significant non-cash transactions for the nine month period ended October 31, 2005 were as follows:

a)	The Company completed a private placement of 228,000 units for total proceeds of $946,200, of which $574,775 was received prior to January 31, 2005.

b)	The Company issued 45,000 common shares for a total value of $180,000 for mineral property interests acquisition costs.

c)	The Company recorded $1,560 of amortization expense on property and equipment as deferred exploration costs.

11.	SEGMENTED INFORMATION

All of the Company’s operations are in the resource sector. The Company operates in Canada and the loss from operations for the current periods relate 100% to Canada.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2006

12.	CONTINGENCY

During the nine month period ended October 31, 2006, an optionor of the Hearne Hill property (Note 3) which adjoins the Company’s Morrison property had filed a Writ of Summons and Statement of Claim against the Company in respect to the option agreement on the Hearne Hill property, which it alleges is of no further force and effect and seeks the return of the Hearne Hill property and the area of interest around the Hearne Hill claims.  The Writ of Summons and Statement of Claim also includes a claim for the return of the Morrison property.  The Company is of the view that the optionor has no right whatsoever to the Morrison property. Management of the Company is vigorously defending the action and has filed a Statement of Defense and a Counterclaim against the optionor for damages in the amount of $55,356 for breach of a contract.  The ultimate liability, if any, arising from this claim is not presently determinable and will be recorded at the time of that determination.

13.	SUBSEQUENT EVENTS

Subsequent to the end of the period, the Company granted 100,000 stock options at an exercise price of $7.00 for a period of five years.  The Company issued 5,000 common shares on exercise of options for total proceeds of $25,000 and 10,000 common shares on exercise of warrants for total proceeds of $41,500.  The Company has not issued any other stock or announced any private placements.

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These interim financial statements have been prepared in accordance with Canadian GAAP.  Material variations in the accounting principles, practices and methods used in preparing these interim financial statements from principles, practices and methods accepted in the United States ("United States GAAP") are described and quantified below.

Restatements

a)

The Company has restated its reported results under United States GAAP for fiscal 2006 to properly account for the application of Emerging Issues Task Force (“EITF”) No. 04-02 – “Whether Mineral Rights are Tangible or Intangible Assets”.  Previously, the Company adopted the provisions of EITF 04-02 for fiscal 2006.  The Company has determined that the provisions of EITF 04-02 should have been adopted for fiscal 2005.

The effect of the restatements for United States GAAP purposes was an increase in mineral property interests at January 31, 2006 of $4,512,500 and a reduction of deficit of $4,512,500; a reduction in loss for the year ended January 31, 2005 of $4,512,500; an increase in mineral property interests at January 31, 2005 of $4,512,500 and a reduction of deficit of $4,512,500.

The restatements under United States GAAP had no effect on the Company’s primary financial statements and related notes prepared in accordance with Canadian GAAP (other than Note 14.)

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2006

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

Balance sheets

The impact of the differences between Canadian GAAP and United States GAAP on the balance sheets would be as follows:

October 31, 2006	January 31, 2006--Restated

	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP

Current assets	$ 4,863,292	$ -	$ 4,863,292	$ 532,314	$ -	$ 532,314
Mineral property interests	4,832,500	(140,000)	4,692,500	4,832,500	(140,000)	4,692,500
Deferred exploration costs	8,768,526	(8,768,526)	-	7,137,683	(7,137,683)	-
Property and equipment	48,620	-	48,620	54,564	-	54,564
Reclamation deposits	118,600	-	118,600	118,600	-	118,600

	$ 18,631,538	$ (8,908,526)	$ 9,723,012	$ 12,675,661	$ (7,277,683)	$ 5,397,978

Current liabilities	$ 440,318	$ -	$ 440,318	$ 521,075	$ -	$ 521,075
Long term liabilities	-	-	-	1,500,000	-	1,500,000
Shareholders’ equity (deficiency)	18,191,220	(8,908,526)	9,282,694	10,654,586	(7,277,683)	3,376,903

	$ 18,631,538	$ (8,908,526)	$ 9,723,012	$ 12,675,661	$ (7,277,683)	$ 5,397,978

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2006

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

Statements of operations

The impact of the differences between Canadian GAAP and United States GAAP on the statements of operations would be as follows:

	Three Month	Three Month	Nine Month	Nine Month
	Period Ended	Period Ended	Period Ended	Period Ended
	October 31,	October 31,	October 31,	October 31,
	2006	2005	2006	2005
				Restated

Loss for the period, Canadian GAAP	$ (185,026)	$ (235,649)	$ (983,856)	$ (733,200)
Adjustments:
Deferred exploration costs	(394,395)	(255,264)	(1,630,843)	(861,528)
Contributed executive services	(9,750)	(9,750)	(29,250)	(29,250)

Loss for the period, United States GAAP	$ (589,171)	$ (500,663)	$ (2,643,949)	$ (1,623,978)

Basic and diluted loss per common share, United States GAAP	$ (0.07)	$ (0.08)	$ (0.33)	$ (0.26)

Weighted average number of common shares outstanding, United States GAAP	8,700,211	6,281,789	7,928,750	6,238,833

Statements of cash flows

The impact of the differences between Canadian GAAP and United States GAAP on the statements of cash flows would be as follows:

	Three Month	Three Month	Nine Month	Nine Month
	Period Ended	Period Ended	Period Ended	Period Ended
	October 31,	October 31,	October 31,	October 31,
	2006	2005	2006	2005

Cash flows provided by operating activities, Canadian GAAP	$ 3,155	$ (69,123)	$ (994,259)	$ (277,540)
Amortization	863	520	2,591	1,560
Deferred exploration costs (net of recovery)	(451,530)	(255,264)	(1,407,396)	(861,528)
Exploration advances	-	-	89,013	-

Cash flows used in operating activities, United States GAAP	(447,512)	(323,867)	(2,310,051)	(1,137,508)

~continued~

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2006

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

Statements of cash flows (cont’d...)

	Three Month	Three Month	Nine Month	Nine Month
	Period Ended	Period Ended	Period Ended	Period Ended
	October 31,	October 31,	October 31,	October 31,
	2006	2005	2006	2005
~continued~

Cash flows used in investing activities, Canadian GAAP	(450,667)	(316,437)	(1,327,447)	(931,956)
Deferred exploration costs (net of recovery)	450,667	254,744	1,315,792	859,968

Cash flows (used in) provided by investing activities, United States GAAP	-	(61,693)	(11,655)	(71,988)

Cash flows provided by financing activities, Canadian GAAP and United States GAAP	(1,149,375)	184,800	6,623,075	947,025

Change in cash and cash equivalents during the period	(1,596,887)	(200,760)	4,301,369	(262,471)

Cash and cash equivalents, beginning of period	6,283,002	382,043	384,746	443,754

Cash and cash equivalents, end of period	$ 4,686,115	$ 181,283	$ 4,686,115	$ 181,283

Mineral property interests and deferred exploration costs

Under Canadian GAAP, mineral property interests and deferred exploration costs, including acquisition and exploration costs, are carried at cost and written down if the properties are abandoned, sold or if management determines there to be an impairment in value.  Previously under United States GAAP, mineral property interests and deferred exploration costs were expensed as incurred.  Once a final feasibility study has been completed, additional costs incurred to bring the mine into production are capitalized as development costs.  Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred.  Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the incremental reserves are produced.  Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

Effective for reporting periods beginning after April 29, 2004, the Company has adopted the provisions of EITF 04-02 “Whether Mineral Rights are Tangible or Intangible Assets” which concluded that mineral rights are tangible assets.  Accordingly, as discussed above, effective for the fiscal year ended January 31, 2005, the Company capitalizes costs related to the acquisition of mineral rights, and the October 31, 2005 numbers have been restated to comply with this provision.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2006

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

Flow-through shares

Under Canadian GAAP, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability.  Under United States GAAP, any difference between the market price of the Company's stock and the fair value of the flow-through shares must be recorded as a liability, if a premium is paid by investors, or as an asset if investors are purchasing the shares at a discount.  The asset or liability is charged to income as the flow-through share proceeds are expended on qualifying expenditures.

During the period ended October 31, 2006, the Company issued flow-through shares for total proceeds of $ nil (2005 - $ nil).

Stock-based compensation

Under United States GAAP, Statements of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”) requires companies to establish a fair market value based method of accounting for stock-based compensation plans.  Effective February 1, 2003, the Company elected to follow the fair value method of accounting for stock-based compensation.

Under Canadian GAAP, the Company accounts for stock-based compensation as disclosed in Note 2.  Accordingly, there is no difference between Canadian GAAP and United States GAAP in the accounting for stock-based compensation for the nine month periods ended October 31, 2006 and 2005.

Contributed executive services

Pursuant to SAB Topic 1:B(1) and the last paragraph of SAB 5:T, the Company is required to report all costs of conducting its business.  Accordingly, the Company has recorded the fair value of contributed executive services provided to the Company at no cost as compensation expense, with a corresponding increase to contributed surplus, in the amount of $29,250 and $29,250 for the nine months ended October 31, 2006 and 2005, respectively.

New accounting pronouncements

In December 2004, Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29” (“SFAS 153”) which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance.  A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2006

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

New accounting pronouncements (cont’d...)

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123R, “Share Based Payment” (“SFAS 123R”).  SFAS 123R supersedes APB 25 and its related implementation guidance by requiring entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions) and revises SFAS 123 as follows:

i)

Public entities are required to measure liabilities incurred to employees in share-based payment transactions at fair value and nonpublic entities may elect to measure their liabilities to employees incurred in share-based payment transactions at their intrinsic value whereas under SFAS 123, all share-based payment liabilities were measured at their intrinsic value.

ii)

Nonpublic entities are required to calculate fair value using an appropriate industry sector index for the expected volatility of its share price if it is not practicable to estimate the expected volatility of the entity’s share price.

iii)	Entities are required to estimate the number of instruments for which the requisite service is expected to be rendered as opposed to accounting for forfeitures as they occur.
iv)

Incremental compensation cost for a modification of the terms or conditions of an award is measured by comparing the fair value of the modified award with the fair value of the award immediately before the modification whereas SFAS 123 required that the effects of a modification be measured as the difference between the fair value of the modified award at the date it is granted and the award’s value immediately before the modification determined based on the shorter of (1) its remaining initially estimated expected life or (2) the expected life of the modified award.

SFAS 123R also clarifies and expands guidance in several areas, including measuring fair value,  classifying an award as equity or as a liability and attributing compensation cost to reporting periods.  SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force No. 96-18 “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods and Services” (“EITF 96-18”).  SFAS 123R also does not address the accounting for employee share ownership plans which are subject to Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”.  Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first annual reporting period that begins after June 15, 2005.  Public entities that file as small business issuers will be required to apply SFAS 123R in the first annual reporting period that begins after December 15, 2005.  For nonpublic entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005.

In May 2005, FASB issued Statement of Financial Accounting Standards No. 154 Accounting Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS 154”), which is effective for fiscal years ending after December 15, 2005.  SFAS 154 requires that changes in accounting policy be accounted for on a retroactive basis.

The adoption of these new pronouncements are not expected to have a material effect on the Company's financial position or results of operations.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2006

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

Canadian pronouncements

In January 2005, the CICA issued the following new accounting standards, effective October 1, 2006.

CICA Handbook Section 1530:  “Comprehensive Income” establishes standards for reporting comprehensive income, defined as a change in value of net assets that is not due to owner activities, by introducing a new requirement to temporarily present certain gains and losses outside of net income.  The adoption of this new standard by the Company is not expected to have a material impact.

CICA Handbook Section 3251:  “Equity” establishes standards for the presentation of equity and changes in equity during the reporting period.  The adoption of this new standard by the Company is not expected to have a material impact.

CICA Handbook Section 3855:  “Financial Instruments - Recognition and Measurement” establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains and losses.  Assets classified as available-for-sale securities will have revaluation gains and losses included in other comprehensive income until these assets are no longer included on the balance sheet.  The adoption of this new standard by the Company is not expected to have a material impact.

The following accounting standard is effective January 1, 2007.

CICA Handbook Section 1506: “Accounting Changes” states that an entity shall change an accounting policy only if the change is required by a primary source of GAAP or results in the financial statements providing reliable and more relevant information about the effects of transactions, other events or conditions on the entity's financial position, financial performance or cash flows.  This Section applies to interim and annual financial statements relating to fiscal years beginning on or after 1 January 2007.